                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. 1)

                       SMART CHOICE AUTOMOTIVE GROUP, INC.
                       -----------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                   831686 20 9
                                 (CUSIP Number)

                                 DAVID M. RESHA
                         FINOVA MEZZANINE CAPITAL, INC.
                                500 Church Street
                                    Suite 200
                               Nashville, TN 37219
                               -------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                                December 1, 1999
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing persons has previously filed a statement on Schedule 13G ro report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

                         (Continued on following pages)

                               Page 1 of 5 pages

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 831686 20 9                     13D               Page 2 of 5 Pages

1.    NAME OF REPORTING PERSON
      SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

      Finova Mezzanine Capital, Inc., formerly known as Sirrom Capital Corporation. 62-1583116

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
      N/A                                                              (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS
      OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                    [ ]
      N/A

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Tennessee

--------------------------------------------------------------------------------
NUMBER OF              7.   SOLE VOTING POWER
SHARES                      23,434,449
BENEFICIALLY        ------------------------------------------------------------
OWNED BY EACH          8.   SHARED VOTING POWER
REPORTING                   0
PERSON WITH         ------------------------------------------------------------
                       9.   SOLE DISPOSITIVE POWER
                            23,434,449
                    ------------------------------------------------------------
                       10.  SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      23,434,449

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       [ ]
      N/A

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      47.84%

14.   TYPE OF REPORTING PERSON
      CO


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                 SCHEDULE 13D OF FINOVA MEZZANINE CAPITAL, INC.
        WITH RESPECT TO SECURITIES OF SMART CHOICE AUTOMOTIVE GROUP, INC.

Item 1.  Security and Issuer

         Common stock, par value $0.01 per share

         Smart Choice Automotive Group, Inc.
         5200 South Washington Avenue
         Titusville, FL 33780

Item 2.  Identity and Background

         This statement is being filed by Finova Mezzanine Capital, Inc. ("Finova"), formerly known as Sirrom Capital Corporation, a Tennessee corporation, which is engaged in the business of lending and investing in medium sized businesses. Finova's principal business and office address is 500 Church Street, Suite 200, Nashville, TN 37219. Finova has not been convicted of a criminal proceeding during the last five years, nor has Finova during the last five years been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

         The executive officers and directors of Finova, and/or any person controlling Finova, are identified below:

         Its directors are Samuel L. Eichenfield, Robert M. Korte and David M. Resha. Its executive officers are as follows:

         Samuel L. Eichenfeld, Chairman and Chief Executive Officer William J. Hallinan, Senior Vice President- General Counsel and Secretary
         Bruno A. Marszowski, Senior Vice President- Controller and Chief Financial Officer
         Meilee E. Smythe, Senior Vice President- Treasurer
         Robert M. Korte, Executive Vice President
         David M. Resha, Senior Vice President

         Finova is a wholly-owned subsidiary of FINOVA Group, Inc. The executive officers and principal place of business of FINOVA Group, Inc. are as follows:

         Samuel L. Eichenfeld, Chairman and Chief Executive Officer
         Matthew M. Breyne, President
         Derek C. Bruns, Senior Vice President- Internal Audit
         William J. Hallinan, Senior Vice President- General Counsel and
         Secretary
         Bruno A. Marszowski, Senior Vice President- Controller and Chief Financial Officer
         William C. Roche, Senior Vice President- Human Resources and Facilities Planning
         Meilee E. Smythe, Senior Vice President- Treasurer
         J. Chris Webster, Senior Vice President-Major Accounts Group
         John J. Bonano, Executive Vice President- Commercial Finance Group
         Jack Fields,III, Executive Vice President - Specialty Finance Group Robert M.Korte, Executive Vice President - Capital Markets Group Gregory C. Smalis, Executive Vice President, Portfolio Management

         FINOVA Group, Inc.
         4800 Scottsdale Road
         Scottsdale, Arizona 85251



                               Page 3 of 5 Pages

         The directors of FINOVA Group,Inc., including their occupations and businesses addresses are as follows:

         Robert H. Clark, Jr.
         Case, Pomeroy & Company, Inc.
         529 5th Avenue, Suite 1600
         New York, New York 10017-4608

         Constance R. Curran
         President and CEO
         CurranCare
         7222 West Cermak Road, Suite 200
         North Riverside, Illinois 60546

         G. Robert Durham
         Retired Chairman and Chief Executive Officer
         Walter Industries, Inc.
         244 Carlyle Lake Drive
         Crave Coeur, Missouri 60546

         James L. Johnson
         Chairman Emeritus and Director
         GTE Corporation
         1603 Cottonwood Valley Circle North
         Irving, TX 75038

         Kenneth R. Smith
         Professor of Economics
         McClelland Hall Room #430MM
         The University of Arizona
         Tuscon, Arizona 85721

         Shoshana B. Tancer
         Professor of International Studies
         American Graduate School of International Management
         5101 North 35th Street
         Phoenix, Arizona 85018

         John W. Teets
         Chairman and CEO
         J.W. Teets Enterprises, LLC
         18850 N. Central Ave., Suite 600
         Phoenix, Arizona 85077

         None of the foregoing persons has been convicted in a criminal proceeding during the last five years nor has any such person during the last five years been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds of Other Consideration.

         Finova originally acquired 100 shares of the Issuer's Series D Convertible Preferred Stock (the "Series D Stock") in connection with a loan transaction from Finova to the Issuer on June 22, 1998. Effective December 1,





                               Page 4 of 5 Pages

1999 Finova and the Issuer entered into agreements whereby the Series D Stock was exchanged for 2,292,500 shares of the Issuer's common stock and certain indebtedness owed by the Issuer to Finova was exchanged for 21,141,949 shares of the Issuer's common stock.

Item 4.  Purpose of Transaction.

         The purpose of the transaction was to facilitate the reorganization of the Issuer and an investment by Crown Group, Inc. in the Issuer. The is no affiliation between Finova and Crown Group, Inc. Finova has no present intentions of causing any of the acts or events described in Item 4 of Schedule 13D.

Item 5.      Interest in the Securities of the Issuer.

         (a) Finova beneficially owns in the aggregate 23,434,449 shares of the Issuer's common stock. Finova beneficially owns approximately 47.84% of the common stock of the Issuer, as determined in accordance with Rule 13d-3(d)(1). Because the Issuer's Series E Convertible Preferred Stock votes on an "as converted basis" with the common stock, Finova has voting power equal to approximately 12.59% of the outstanding voting securities of the Issuer.

         (b) Finova possesses sole voting and dispositive powers with respect to all of the securities of the Issuer beneficially owned by it.

         (c) See Item 3.

         (d) Not applicable

         (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Other than the Voting Agreements described in Item 7, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         (1) Voting Agreement entered into as of December 1, 1999 between Finova and the Issuer relating to voting of common stock received upon exchange of Series D Convertible Preferred Stock.

         (2) Voting Agreement entered into as of December 1, 1999 between Finova and the Issuer relating to voting of common stock received upon exchange of indebtedness.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2000                   By: /s/ John B. Burtchaell
                                           --------------------------
                                           Name: John B. Burtchaell
                                           Title: Vice President




                               Page 5 of 5 Pages

                                VOTING AGREEMENT

                  This Voting Agreement is made and entered into as of November 29th, 1999, by and between Smart Choice Automotive Group, Inc., a Florida corporation (the "Company") and FINOVA Mezzanine Capital, Inc. (f/k/a Sirrom Capital Corporation) ("Shareholder").

                               W I T N E S E T H:

                  WHEREAS, The Company and the Shareholder have entered into certain agreements whereby, effective as of November 30, 1999, the Shareholder agreed to exchange certain outstanding indebtedness (described in those agreements) held by the shareholders in consideration for the Company issuing 21,141,949 shares of Company Common Stock, par value $0.01 per share ("Common Stock") to the Shareholder (the "Exchange"); and

                  WHEREAS, in order to induce the Company to enter into the Exchange, the Shareholder has agreed to enter into this Agreement;

                  NOW, THEREFORE, in consideration of the premises, the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

                  SECTION 1. AGREEMENT TO VOTE. Stockholder hereby agrees to vote all of the shares of Company common stock acquired by it in the Exchange in favor of amending the Articles of Incorporation of the Company to increase the number of authorized shares of Common Stock to 200,000,000 or greater at the special or annual meeting of shareholders of the Company held prior to June 30, 2000 at which such amendment is proposed.

                  SECTION 2. REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER. Shareholder represents and warrants to the Company as follows:

                  (i) This Agreement has been duly executed and delivered by such Shareholder and is the legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms.

                  (ii) The execution and delivery of this Agreement and the consummation of the transactions herein contemplated will not conflict with or violate any law, regulation, court order, judgment or decree applicable to Shareholder or by which the property of Shareholder is bound or affected, or conflict with or result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under any instrument or rule of law pursuant or any other contract, agreement, instrument or other understanding to which Shareholder is a party.

                  SECTION 3. REMEDIES. The parties hereto agree that if for any reason Shareholder shall have failed to perform its obligations under this Agreement, then the Company shall be entitled to specific performance and injunctive and other equitable relief, and Shareholder further agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. This provision is without prejudice to any other rights or remedies, whether at law or in equity, that the Company may have against Shareholder for any failure to perform its obligations under this Agreement.

                  SECTION 4. TRANSFEREE AGREEMENT. Prior to the shareholders meeting referred to in Section 1 above, Shareholder agrees not to sell, assign or transfer any of its shares of Common Stock owned by it unless as a condition precedent thereto the purchaser, assignee or transferee enters into a voting agreement with the Company substantially in the same form as this Agreement.

                  SECTION 5. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Florida, without reference to or application of any conflicts of law principles.

                  SECTION 6. BINDING EFFECT. This Agreement and all of the provisions hereof shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors and assigns. No other person or entity will have any rights or obligations hereunder.

                  SECTION 7. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

                  SECTION 8. LEGAL FEES. In the event of any litigation between any of the parties to this Agreement with respect to enforcement of the provisions hereof, the prevailing party in such litigation shall be entitled to recover its legal fees and expenses from the other party to such litigation.

                  SECTION 9. COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be deemed to be one and the same agreement. This Agreement shall be enforceable by and against each Shareholder executing this Agreement, notwithstanding the failure of one or more other Shareholders to execute this Agreement.

                  IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.


                                            SMART CHOICE AUTOMOTIVE GROUP,
                                            INC.


                                            By: /s/ Robert J. Downing
                                                -------------------------------
                                            Name: Robert J. Downing
                                            Title: Vice President


                                            FINOVA MEZZANINE CAPITAL, INC.
                                            (F/K/A SIRROM CAPITAL
                                            CORPORATION)


                                            By: /s/ Bruce T. Dicks
                                                -------------------------------
                                            Name: Bruce T. Dicks
                                            Title: Vice President

                                VOTING AGREEMENT

                  This Voting Agreement is made and entered into as of November 29th, 1999, by and between Smart Choice Automotive Group, Inc., a Florida corporation (the "Company") and FINOVA Mezzanine Capital, Inc. (f/k/a Sirrom Capital Corporation d/b/a Tandem Capital) ("Shareholder").

                                W I T N E S E T H:

                  WHEREAS, The Company and the Shareholder have entered into certain agreements whereby, effective as of November 30, 1999, the Shareholder agreed to exchange certain shares of Company Series D Convertible Preferred Stock (described in those agreements) held by the shareholders in consideration for the Company issuing 2,292,500 shares of Company Common Stock, par value $0.01 per share ("Common Stock") to the Shareholder (the "Exchange"); and

                  WHEREAS, in order to induce the Company to enter into the Exchange, the Shareholder has agreed to enter into this Agreement;

                  NOW, THEREFORE, in consideration of the premises, the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

                  SECTION 1. AGREEMENT TO VOTE. Stockholder hereby agrees to vote all of the shares of Company common stock acquired by it in the Exchange in favor of amending the Articles of Incorporation of the Company to increase the number of authorized shares of Common Stock to 200,000,000 or greater at the special or annual meeting of shareholders of the Company held prior to June 30, 2000 at which such amendment is proposed.

                  SECTION 2. REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER. Shareholder represents and warrants to the Company as follows:

                  (i) This Agreement has been duly executed and delivered by such Shareholder and is the legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms.

                  (ii) The execution and delivery of this Agreement and the consummation of the transactions herein contemplated will not conflict with or violate any law, regulation, court order, judgment or decree applicable to Shareholder or by which the property of Shareholder is bound or affected, or conflict with or result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under any instrument or rule of law pursuant or any other contract, agreement, instrument or other understanding to which Shareholder is a party.

                  SECTION 3. REMEDIES. The parties hereto agree that if for any reason Shareholder shall have failed to perform its obligations under this Agreement, then the Company shall be entitled to specific performance and injunctive and other equitable relief, and Shareholder further agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. This provision is without prejudice to any other rights or remedies, whether at law or in equity, that the Company may have against Shareholder for any failure to perform its obligations under this Agreement.

                  SECTION 4. TRANSFEREE AGREEMENT. Prior to the shareholders meeting referred to in Section 1 above, Shareholder agrees not to sell, assign or transfer any of its shares of Common Stock owned by it unless as a condition precedent thereto the purchaser, assignee or transferee enters into a voting agreement with the Company substantially in the same form as this Agreement.

                  SECTION 5. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Florida, without reference to or application of any conflicts of law principles.

                  SECTION 6. BINDING EFFECT. This Agreement and all of the provisions hereof shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors and assigns. No other person or entity will have any rights or obligations hereunder.

                  SECTION 7. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

                  SECTION 8. LEGAL FEES. In the event of any litigation between any of the parties to this Agreement with respect to enforcement of the provisions hereof, the prevailing party in such litigation shall be entitled to recover its legal fees and expenses from the other party to such litigation.

                  SECTION 9. COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be deemed to be one and the same agreement. This Agreement shall be enforceable by and against each Shareholder executing this Agreement, notwithstanding the failure of one or more other Shareholders to execute this Agreement.

                  IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.



                                              SMART CHOICE AUTOMOTIVE GROUP,
                                              INC.


                                              By: /s/ Robert J. Downing
                                                  ------------------------------
                                              Name: Robert J. Downing
                                              Title: Vice President


                                              FINOVA MEZZANINE CAPITAL, INC.
                                              (F/K/A SIRROM CAPITAL
                                              CORPORATION)


                                              By: /s/ Bruce T. Dicks
                                                  ------------------------------
                                              Name: Bruce T. Dicks
                                              Title: Vice President







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